adidas

GROUP

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA





21.07.2008

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publication which was not published in that form on our website:

- Publication of Voting Rights Announcement of June 23, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 1)
- Publication of Voting Rights Announcement of July 4, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 2)
- Announcement purs. to § 30b section 1 sent 1 no. 2 WpHG concerning the cancellation of treasury shares in order to reduce the stock capital (Attachment No. 3)
- Publication regarding the availability of the Half-Yearly Report of July 15, 2008 through euro adhoc (Attachment No. 4).

The above publications were disclosed promptly via Pink Sheets' OTCQX listing platform. If you need further information, please do not hesitate to contact me.

Kind regards,

Attachments

adidas AG
Group Legal/Corporate

Anja Smith

7/29

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

Rule 12g3-2(b) File No. 082-04278 - Attachment 1

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.2 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: adidas AG
State: Germany

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

23.06.2008

adidas AG informs pursuant to article 26 section 1 sentence 2 WpHG (German Securities Trading Act) that its percentage of treasury shares held in adidas AG, Herzogenaurach, Germany (ISIN DE0005003404), has exceeded the threshold of 3% on June 18, 2008 and on this date amounted to 3.01% (this corresponds to 6,123,523 voting rights).

Herzogenaurach, June 23, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München

language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.2 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: adidas AG
Place: Herzogenaurach
State: Germany

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

04.07.2008

adidas AG, Herzogenaurach, Germany (ISIN DE0005003404), informs pursuant to § 26 section 1 sentence 2 WpHG (German Securities Trading Act) that the percentage of treasury shares held by the Company fell below the threshold of 3% of the Company´s stock capital on July 2, 2008 and on this date amounted to 0.53% (this corresponds to 1,056,194 no-par value shares) of the Company´s stock capital reduced by means of the cancellation of shares. The percentage falling below the threshold results from the cancellation of 5,511,023 treasury shares carried out on July 2, 2008 and the consequent decrease of the Company´s stock capital to EUR 198,133,937.00.

Herzogenaurach, July 4, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com

Rule 12g3-2(b) File No. 082-04278 - Attachment 2

sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

adidas

GROUP

adidas AG
Herzogenaurach

- ISIN: DE0005003404 -

Announcement Pursuant to § 30 b Sec. 1 Sent. 1 No. 2 German Securities Trading Act (Wertpapierhandelsgesetz - WpHG) concerning the cancellation of treasury shares in order to reduce the stock capital

The Annual General Meeting of adidas AG held on 10 May 2007 authorized the Executive Board pursuant to § 71 sec. 1 no. 8 German Stock Corporation Act (Aktiengesetz - AktG) to repurchase treasury shares. The authorization also stipulates that treasury shares repurchased by adidas AG based on this authorization may be cancelled subject to Supervisory Board approval without a further resolution by the Annual General Meeting being required. Subject to Supervisory Board approval, the Executive Board of adidas AG decided on 25 June 2008 to cancel the 5,511,023 treasury shares repurchased based on the authorization of 10 May 2007, thus reducing the stock capital. This corresponds to 2.71% of the stock capital before the cancellation and capital decrease. The Supervisory Board granted its approval to this resolution on 25 June 2008.

The cancellation and capital decrease were carried out on 2 July 2008.

Consequently, the collective securities deposit at Clearstream Banking AG, Frankfurt am Main, has been reduced and the deliverability/listing of the cancelled shares at the Frankfurt Stock Exchange (Regulated Market) has been changed accordingly.

Following the cancellation of the shares, the stock capital of adidas AG amounts to EUR 198,133,937.00 and is divided into 198,133,937 no-par value shares with a pro-rata amount in the stock capital of EUR 1.00 per share.

Herzogenaurach, July 2008

adidas AG
THE EXECUTIVE BOARD

euro adhoc: adidas AG / Half-yearly Report / Announcement according to articles 37v ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

---

Tip announcement for financial statements transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

The financial statement is available:

in the internet at: http://www.adidas-group.com/en/investor/_downloads/pdf/quarterly_reports/Q2_2008_En.pdf
in the internet on: 05.08.2008

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END